Vapir Enterprises, Inc.

2365 Paragon Drive, Suite B

San Jose, CA 95131

April 20, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Jay Ingram

Re:	Vapir Enterprises, Inc.

Current Report on Form 8-K/A

Filed March 31, 2015

File No. 333-170715

Dear Mr. Ingram:

We are in receipt of your comment letter dated April 13, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Item 1.01 Entry into a Material Definitive Agreement, page 2

Change of Business and Sale of ownership interest in FAL Minerals. . ., page 3

1.	We note your disclosure that the purchase price pursuant to the Real Estate Purchase and Sale Agreement included 160,000 shares of your common stock. We further note that the Real Estate Purchase and Sale Agreement, filed as Exhibit 10.3, lists the amount of shares exchanged as 800,000. Please revise your disclosure to clarify that the 160,000 shares exchanged pursuant to the Termination Agreement, filed as Exhibit 10.5, is the adjusted amount following the 5 to 1 reverse stock split of your common stock.

RESPONSE: We have amended the language on page 3 to clarify that the 160,000 shares is an adjusted number pursuant to the 5 to 1 reverse stock split that took place in October 2014.

2.	We note your response to comment three of our letter dated January 26, 2015 and we reissue our comment. Please expand your disclosure to include the terms of the return of your membership interests, including the consideration received in exchange for the return of the 19.6% membership interests. Please also file a copy of the agreement whereby you returned your membership interests in FAL Minerals, LLC as an exhibit. See Item 601(b)(10) of Regulation S-K.

RESPONSE: We have reached out to former management to determine if any written agreement was ever put in place to memorialize the return of membership interests in FAL Minerals, LLC. Current management of the Company does not have this agreement in its possession.

Outstanding Equity Awards at Fiscal Year-End, page 22

3.	We note your response to comment 21 of our letter dated January 26, 2015 and we reissue our comment. Please provide the tabular disclosure required by Item 201(d) of Regulation S-K.

RESPONSE: As required by Item 201(d) of Regulation S-K, we have included a tabular disclosure of the Company’s outstanding equity awards at fiscal year end.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Vapir Enterprises, Inc.

By:	/s/ Hamid Emarlou
Name: Hamid Emarlou
Title: President and Chief Executive Officer